Exhibit 99.22

IMPACT OF THE COVID-19 PANDEMIE ON THE QUEBEC ECONOMY

On March 11, 2020, the World Health Organization declared the outbreak of a strain of novel coronavirus disease, COVID-19, a global pandemic. Governments in affected areas have imposed a number of measures designed to contain the outbreak, including business closures, travel restrictions, quarantines and cancellations of gatherings and events. The Government of Québec declared a public health emergency on March 13, 2020 and further ordered the closing, from March 25 and until April 13, 2020 of all non-essential stores and services. On March 28, 2020 and April 1 2020, Québec further limited the access to 12 health regions to slow down the spread of COVID-19.

While we are still in the early days of this rapidly evolving crisis, the spread of COVID-19 and related health measures have disrupted major sectors of activities of the Québec economy and may consequently result in an economic downturn for Québec.

We are currently assessing the potential impacts that the COVID-19 crisis may have on our own-generated revenues and our budgetary framework. The extent of these impacts will depend on future developments, which are highly uncertain and cannot be predicted at this time. We continue to monitor the situation closely.

The Government in this context has taken the following steps and measures to support the Québec economy and alleviate the burden of the impact of the COVID-19 outbreak on individuals as well as enterprises:

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postponement for businesses until June 30 of the filing deadline for their Québec Sales Tax returns and payments respecting the March 31, April 30 and May 31 remittances, without interest or penalties;

•	accelerated processing of requests for tax credits for businesses and tax refunds;

•	enactment of measures to bring temporary financial relief to employees and employers:

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a program to offer financial assistance to meet the needs of workers who, because they are in isolation to counter the propagation of the COVID-19 virus, cannot earn all of their work income and are not eligible for another financial assistance program called Programme d’aide temporaire aux travailleurs (PATT) (temporary financial aid to employees);

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the announcement of the Concerted temporary action program for businesses Programme (PACTE) offering financial support to businesses experiencing difficulties obtaining supplies or raw materials or products (goods or services) or whose ability to deliver products is halted in a global amount of $2.5 billion;

-	the relaxation of delays for the filing of income tax returns and payment of tax balances payable and tax instalments ($8.3 billion);

-	accelerated processing of requests for tax credits for businesses and tax refunds; and

-	the announcement of flexibility measures respecting the terms and conditions of loans already granted by Investissement Québec or through the local investment funds;

•	the suspension of student loan debt repayment for 6 months, including borrowers whose accounts are in collection; and

•	the reduction of 2020 mandatory withdrawals from a registered retirement income fund.

These measures, so far implemented for a total of $18 billion, are equivalent to 4% of Québec’s GDP.

Other measures were as well taken in the Health and Education sectors to maintain essential services and cope with the COVID-19 pandemic.